BARRICK GOLD CORPORATION BCE Place, Canada Trust Tower Suite 3700, 161 Bay Street P.O. Box 212 Toronto, Ontario M5J 2S1 Canada	Tel: 416.861.9911 Fax: 416.861.8243

August 20, 2013

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:	Tia L. Jenkins

Senior Assistant Chief Accountant,

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

Re:	Barrick Gold Corporation

Form 40-F for Year Ended December 31, 2012

Filed March 28, 2013

File No. 001-09059

Dear Ms. Jenkins:

We hereby acknowledge receipt of the second comment letter dated July 22, 2013 (the “Comment Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Annual Report on Form 40-F for the fiscal year ended December 31, 2012 (the “40-F”).

We submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the comment in bold-face type below, followed by our response. Terms used but not defined herein have the meanings set forth in the 40-F.

RESPONSES TO STAFF COMMENT

Form 40-F for the Fiscal Year Ended December 31, 2012

Exhibit 99.4 – Management’s Discussion and Analysis

Non-GAAP Financial Performance Measures

Total Cash Costs per ounce, C1 Cash Costs per pound, C3 Fully Allocated Costs per pound and All-in Sustaining Cash Costs per ounce, page 62

1.	We reviewed your response to our prior comment 6 and have considered the practice of deducting by-product revenue from cost of sales. We continue to believe the presentation of this non-GAAP measure does not provide a reasonable representation of the actual cost of producing gold to investors. Please note that by-product revenue can be disclosed if you continue to believe the information is useful as long as the cost of producing gold presented has not been reduced by it. Please confirm you will make this adjustment in any amended or future filings, as appropriate, on Form 40-F. Please note we are sensitive to the use of this measure throughout the industry and are evaluating avenues to express our position on a broader basis.

Response: We respectfully submit that it is standard industry practice, starting with the publication of the Gold Institute’s cash cost standard in the 1990’s and confirmed once again with the recently released World Gold Council definitions of Adjusted Operating Costs, All-in Sustaining Costs and All-in Costs, for by-product revenues from metals produced in conjunction with gold to be deducted from the costs incurred to produce gold when calculating a cash operating cost per gold ounce metric. We appreciate your sensitivity to the use of this measure throughout the industry, and we note that we have actively participated in discussions with the World Gold Council with respect to their efforts to develop a standardized definition of Adjusted Operating Costs, All-in Sustaining Costs and All-in Costs per ounce of gold sold.

In addition, we believe that the presentation of this non-GAAP measure provides a reasonable representation of the actual cost of producing gold to investors, as this is how we manage and assess the performance of our gold mines internally. In particular, we think this presentation is both relevant and correct for orebodies where gold and by-product metals are intertwined; i.e., when the act of mining gold in itself causes the extraction of the other metals, we believe it is appropriate to report gold production costs net of the incidental revenue from the sale of the by-product metals produced in conjunction with that gold. Further, our mine, metal and processing plans are designed on the basis of maximizing gold production and not by-product metals. Finally, based on our experience, we believe this presentation to be consistent with how many gold investors and analysts assess the relative cost performance of gold mining companies.

In an effort to address your concerns and provide more information to investors, beginning with our Second Quarter Report 2013 we have expanded our tabular non-GAAP disclosure to include Adjusted Operating Costs, All-in Sustaining Costs and All-in Costs per ounce of gold sold on a co-product basis, in addition to presenting these measures on the standard by-product basis. We have also expanded our narrative disclosure to explain that presentation on a co-product basis removes the impact of other metal sales that are produced as a by-product of our gold production. We believe that this additional disclosure will allow investors to evaluate and assess our unit gold production costs on whatever basis they find most useful.

For your reference, the above-mentioned changes to our non-GAAP disclosure appear in “Key Statistics,” “Changes in Presentation of Non-GAAP Financial Performance Measures,” “Review of 2013 Second Quarter Results,” “Non-GAAP Financial Performance Measures” and “Reconciliation of Gold Cost of Sales to Adjusted Operating Costs per ounce, All-in Sustaining Costs per ounce and All-in Costs per ounce” on pages 8, 12, 13, 45 and 47 of Barrick’s Second Quarter 2013 Report that was furnished to the Commission on Form 6-K on August 2, 2013.

CLOSING COMMENTS

In responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: Attached as Appendix A to this letter is the requested statement.

*****

We appreciate your assistance in reviewing this response letter. Please direct all questions or comments regarding this filing to the undersigned at (416) 307-7224.

Sincerely,

/s/ Ammar Al-Joundi

Ammar Al-Joundi

Executive Vice-President and Chief Financial Officer

Barrick Gold Corporation

c.c.:	Jamie C. Sokalsky, Chief Executive Officer, Barrick Gold Corporation

Sybil E. Veenman, Senior Vice President and General Counsel, Barrick Gold Corporation

Audit Committee, Barrick Gold Corporation

Serge Gattesco, PricewaterhouseCoopers LLP

APPENDIX A

August 20, 2013

BY EDGAR

Attention:	Tia L. Jenkins

Senior Assistant Chief Accountant,

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

Re:	Barrick Gold Corporation

Form 40-F for Fiscal Year Ended December 31, 2012

Filed March 28, 2013

File No. 001-09059

Reference is made to the Annual Report on Form 40-F for the fiscal year ended December 31, 2012 (File No. 001-09059) (the “Annual Report”) filed by Barrick Gold Corporation (the “Company”) on March 28, 2013 with the Securities and Exchange Commission (the “Commission”). The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Annual Report. The Company further acknowledges that comments of the staff of the Commission or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the Annual Report. In addition, the Company further acknowledges that it may not assert the comments of the staff of the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Barrick Gold Corporation

By:	/s/ Ammar Al-Joundi
Name:	Ammar Al-Joundi
Title:	Executive Vice President & Chief Financial Officer